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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America Northcoast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 300
(No. and Street)

Cleveland	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Barone 216-839-5103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Christopher R. Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America Northcoast Securities, Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

DAVID W. KUHR
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 12/15/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA NORTHCOAST SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

AMERICA NORTHCOAST SECURITIES, INC.

DECEMBER 31, 2014

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
America Northcoast Securities, Inc.
Beachwood, Ohio

We have audited the accompanying financial statements of America Northcoast Securities, Inc. (an Ohio corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Act of 1934, and the related notes to the financial statements and supplementary information. America Northcoast Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of America Northcoast Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

have been subjected to audit procedures performed in conjunction with the audit of America Northcoast Securities, Inc.'s financial statements. The supplemental information is the responsibility of America Northcoast Securities, Inc.'s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 27, 2015

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 101,987
Commissions receivable from clearing broker and other broker-dealers	402,013
Marketable securities owned at fair value	854,765
Other assets	47,111
	$ 1,405,876

LIABILITIES

Accrued expenses	$ 66,095
Deferred tax liability	26,000
	92,095

COMMITMENT

SHAREHOLDER'S EQUITY

Common stock, no par value, 12,500 shares authorized, 1,915 shares issued and outstanding	1,237
Common stock, Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding	1,000
Additional paid-in capital	1,119,142
Retained earnings	192,402
	1,313,781
	$ 1,405,876

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commissions	$ 1,671,824
Interest and dividends	57,531
Mutual fund fees	93,946
Trading gain – Net	3,486
Other	128,388
	1,955,175
EXPENSES	
Clearing expense	354,659
Payroll and benefits related expenses	463,550
Commissions	58,961
Communications and data processing	134,931
Occupancy	33,657
Professional fees	11,818
Office	5,952
Interest	929
Other	(7,766)
	1,056,691
INCOME BEFORE INCOME TAXES	898,484
PROVISION FOR INCOME TAXES	
Current	305,000
Deferred	1,000
NET INCOME	$ 592,484

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	COMMON STOCK CLASS B	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2014	$ 1,237	$ 1,000	$ 1,119,142	$ 179,918	$ 1,301,297
DIVIDENDS PAID				(580,000)	(580,000)
NET INCOME				592,484	592,484
BALANCE – DECEMBER 31, 2014	$ 1,237	$ 1,000	$ 1,119,142	$ 192,402	$ 1,313,781

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 592,484
Noncash items included in operations	
Deferred income taxes	1,000
Unrealized gain on trading securities, net	2,148
Increase (decrease) in cash from changes in operating activities:	
Commissions receivable from clearing broker and other broker-dealers	37,420
Marketable securities owned - Net	(17,970)
Other assets	(6,911)
Accrued expenses	(66,125)
Net cash provided from operating activities	542,046
CASH FLOW USED IN FINANCING ACTIVITY	
Dividends paid	(580,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(37,954)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	139,941
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 101,987
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 929
Taxes paid	$ 306,000

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014

1. ORGANIZATION

America Northcoast Securities, Inc. (the Company), a wholly-owned subsidiary of Arch Eagle Group, Inc. (the Parent), is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and NASDAQ Stock Market, specializing in selling investment securities, and is registered in forty-one states, including the State of Ohio, and the District of Columbia.

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2014, are cash and money market funds.

During 2014, substantially all of the Company's cash was held with the clearing broker in a money market fund.

Marketable Securities Owned

Marketable securities are carried at quoted market values with realized and unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

At December 31, 2014, the Company has approximately $179,250 of these securities in a restricted account, which acts as a clearing deposit with the Company's clearing broker pursuant to its clearing agreement.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at December 31, 2014, all receivables were considered collectible and no allowance was necessary.

Commissions

Commission income, commission expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At December 31, 2014, temporary differences which give rise to a deferred tax liability are related to the book versus tax treatment of unrealized losses on investments.

At December 31, 2014, the Company's gross deferred tax liability amounted to $26,000.

The Company files a consolidated tax return with the Parent; however, it is the Company's practice to record its income tax provision as if it were filing on a stand alone basis. An amount equal to the Company's current income tax provision is paid to the Parent. During 2014, $306,000 was paid to the Parent.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2014, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2011.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself and other broker-dealers for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

The company maintains cash in financial institutions which may from time to time exceed federally insured limits.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014

3. FAIR VALUE MEASUREMENTS

In accordance with GAAP, the Company discloses the fair value of its investments in a hierarchy that provides the inputs to valuation techniques used to measure fair value.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1	Quoted prices in active markets for identical securities
Level 2	Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3	Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices, and other relevant information generated by market transactions, to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. Mutual funds are generally priced at ending net asset value provided by the service agent of the fund. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets measured at fair value comprise the following at December 31, 2014:

Description	Level 1	Level 2	Level 3
Open-end mutual fund	$ 295,400	$ -	$ -
Closed-end funds' preferred securities	559,365	-	-
	$ 854,765	$ -	$ -

The Company did not hold any Level 3 assets during the year. There were no transfers between levels in 2014.

Included in trading gain – net for the year ended December 31, 2014 were net unrealized gains on marketable securities of $2,148.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $250,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(i), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $1,154,576, which was $904,576 in excess of its required net capital of $250,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2014, the ratio was 5.72 to 1.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. SHAREHOLDER'S EQUITY

The shareholder is entitled to one vote per share for Common Stock and ten votes per share for Class B common stock.

7. RELATED PARTY TRANSACTIONS

Ancora Advisors LLC is a registered investment advisor with the Securities and Exchange Commission of the United States and is an affiliate of the Company due to common control. Certain accounts are clients of both the Company and Ancora Advisors LLC.

The Company also processes transactions with certain mutual funds and hedge funds controlled by Ancora Trust and Ancora Advisors LLC, respectively. The Chairman of the Board of Trustees of Ancora Trust, and a major shareholder of Ancora Advisors LLC, is the majority shareholder of The Ancora Group (TAG), which owned 100% of the Parent during 2013. Portfolio transactions for these funds through the Company resulted in commission income of $ 121,772 for 2014.

The Company provides service to and processes transactions with Safeguard Securities, Inc., a broker-dealer under common ownership through The Ancora Group (TAG). Net revenues of $ 592,594 for these transactions and services were received by the Company during the year.

The Company provides clearing support for Safeguard Securities in its relationship with Pershing and has dually registered certain employee's FINRA licenses for to pay out on business introduced to the Company. The Company and Safeguard Securities have an agreement whereby the Safeguard Securities receives 100% of the revenues less the associated clearing and other expenses it incurs. As a result, the impact of this relationship netted to zero for 2014 in the Company's revenues and expenses.

At December 31, 2014, the Company has $295,400 invested in the Ancora Income Fund, a separate series of Ancora Trust, which has retained Ancora Advisors LLC to manage the fund's investments.

The Company has a formal expense sharing agreement with the parent. The agreement provides that certain non-regulatory expenses, such as occupancy costs, payroll, and office expenses be paid by Arch Eagle on behalf of the Company. Payments are made to Arch Eagle to cover these expenses monthly in the amount of $43,120. Payments to Arch Eagle for covered expenses totaled $517,445 in 2014.

8. SUBSEQUENT EVENTS

The company has evaluated all subsequent events through February 27, 2015, the available date of issuance of the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION OF THE
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

NET CAPITAL		
Total shareholder's equity from statement of financial condition		$ 1,313,781
Less: Non-allowable assets:		
Other assets		47,111
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES AND MONEY MARKET FUNDS		1,266,670
Marketable securities	$ 110,104	
Money market funds	1,990	112,094
NET CAPITAL		$ 1,154,576
COMPUTATION OF AGGREGATE INDEBTEDNESS - INCLUDED LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 66,095
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS		$ 4,406
MINIMUM REQUIRED NET CAPITAL		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 904,576
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.06 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2014, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there are no audit adjustments that affect net capital.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

AMERICA NORTHCOAST SECURITIES, INC.
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
America Northcoast Securities, Inc.
Beachwood, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) America Northcoast Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which America Northcoast Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemptive provisions") and (2) America Northcoast Securities, Inc. stated that America Northcoast Securities, Inc. met the identified exemptive provisions throughout the most recent fiscal year without exception. America Northcoast Securities, Inc.'s management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about America Northcoast Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 27, 2015

AMERICA NORTHCOAST SECURITIES

SEC RULE 15c3-3 EXEMPTIVE REPORT

America Northcoast Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. America Northcoast Securities, Inc. is exempt from SEC Rule 15c3-3 (SEC Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(ii).

b. America Northcoast Securities, Inc. to the best of our knowledge has met the identified exemptive provision noted above throughout the most recent fiscal year of 2014 without exception.

c. There were no exceptions noted.

America Northcoast Securities, Inc.

I, Christopher Barone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

Date: February 23, 2014

America Northcoast Securities, Inc.
2000 Auburn Drive Suite 300
Beachwood, OH 44122
Ph: 216-839-5103 Fax: 216-839-5101

AMERICA NORTHCOAST SECURITIES, INC.

AGREED-UPON PROCEDURES

DECEMBER 31, 2014

AMERICA NORTHCOAST SECURITIES, INC.
DECEMBER 31, 2014

TABLE OF CONTENTS

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors of America Northcoast Securities, Inc.
Beachwood, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by America Northcoast Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating America Northcoast Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. America Northcoast Securities, Inc.'s management is responsible for America Northcoast Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting a difference of $21,468;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting a general assessment difference of $53.67; and

5. Compared the overpayment shown on Form SIPC-7 filed for the year ended December 31, 2013 and subsequent communications received from FINRA with the amount reported on the SIPC-7 for the year ended December 31, 2014, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.
Independence, Ohio

February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2480********************MIXED AADC 220
033033 FINRA DEC
AMERICA NORTHCOAST SECURITIES INC
2000 AUBURN DR STE 300
CLEVELAND OH 44122-4328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Richard Wunderlich 216-839-5107

2. A. General Assessment (item 2e from page 2)		$ 3,352.51
B. Less payment made with SIPC-6 filed (exclude interest) 7/30/2014 Date Paid		(1,636.50)
C. Less prior overpayment applied		(109.72)
D. Assessment balance due or (overpayment)		1,606.29
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,606.29
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,606.29	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMERICA NORTHCOAST SECURITIES, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Financial Principal
(Title)

Dated the 20th day of February, 20 15

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,955,175
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		142,902
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		396,445
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		3,486
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		70,408
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 929	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		929
Total deductions		614,170
2d. SIPC Net Operating Revenues		$ 1,341,005
2e. General Assessment @ .0025		$ 3,352.51 (to page 1, line 2.A.)